News Release

TransAlta Announces Conversion Results for Series A Preferred Shares

CALGARY, Alberta (March 17, 2016) – TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today that 1,824,620 of its 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (the “Series A Shares”) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Shares”) after having taken into account all election notices following the March 16, 2016 conversion deadline. As a result of the conversion, TransAlta will have 10,175,380 Series A Shares and 1,824,620 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the Toronto Stock Exchange (TSX) under the symbol TA.PR.D. The Series B Shares will begin trading on the TSX on March 31, 2016 under the symbol TA.PR.E, subject to the Company fulfilling all the listing requirements of the TSX.

The Series A Shares will pay fixed cumulative preferential cash dividends on a quarterly basis, for the five-year period from and including March 31, 2016 to but excluding March 31, 2021, if, as and when declared by the Board of Directors of TransAlta based on an annual fixed dividend rate of 2.709%.

The Series B Shares will pay quarterly floating rate cumulative preferential cash dividends for the five-year period from and including March 31, 2016 to but excluding March 31, 2021, if, as and when declared by the Board of Directors of TransAlta. The annual dividend rate for the Series B Shares for the 3-month floating rate period from and including March 31, 2016 to but excluding June 30, 2016 is 2.492% and will be reset every quarter.

For more information on the terms and risks associated with an investment in the Series A Shares and the Series B Shares, please see TransAlta Corporation’s prospectus supplement dated December 3, 2010 which is available on SEDAR at www.sedar.com or on TransAlta’s website at www.transalta.com.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

 Forward Looking Information

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "may", "will", "should", "estimate", "intend" or other similar words). Specifically, this news release contains forward-looking information with respect to the Company, the Series A Shares and the Series B Shares, including but not limited to the listing of the Series B Shares and the quantum and payment of dividends on the Series A Shares and Series B Shares in the future. All forward-looking information reflects the Company's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this press release. TransAlta undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from those in the forward-looking information, refer to the Company's Annual Information Form, Annual Report and Management's Discussion and Analysis filed under the Company's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman	Stacey Hatcher
Manager, Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Phone: Toll-free media number: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com